# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Goodness Growth Holdings, Inc., CIK 0001771706
CUSIP: 38238W103
Title of class of securities: Subordinate Voting Shares, a class of Common Stock
Address of issuer's principal executive offices: 207 SOUTH 9TH STREET, 207 SOUTH 9TH STREET, MINNEAPOLIS, Minnesota (MN), 55402
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000892712-23-000110
Filed by CIK 0001979656

## Reporting persons
- Barnard Robert James: type of reporting person: individual (IN); sole voting power 11,735,296; shared voting power 0; sole dispositive power 11,735,296; shared dispositive power 0; aggregate amount beneficially owned 11,735,296 (6.5% of the class)
- Black Maple Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,765,325; shared voting power 0; sole dispositive power 4,765,325; shared dispositive power 0; aggregate amount beneficially owned 4,765,325 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Goodness Growth Holdings, Inc.
Address of issuer's principal executive offices: 207 SOUTH 9TH STREET, 207 SOUTH 9TH STREET, MINNEAPOLIS, MINNESOTA, 55402.

## Item 2. Person Filing
Name of person filing:
Robert J. Barnard ("Barnard")
Black Maple Capital Management LP ("BMC")
Address of principal business office or, if none, residence:
250 East Wisconsin Avenue, Suite 1250
Milwaukee, WI 53202
Citizenship:
Barnard is a United States citizen.
BMC is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 of the cover pages.
Percent of class: The percentages calculated in Item 11 of the cover pages for Barnard and BMC are based on 108,332,330 Subordinate Voting Shares of the Issuer outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, plus 72,018,032 Subordinate Voting Shares issuable pursuant to warrants and convertible notes within 60 days of the date hereof.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
BMC is an investment adviser registered with the SEC. The securities reported by BMC on this statement represent shares beneficially owned by BMC on behalf of its client, Black Maple Capital Partners LP ("Private Fund"), a private fund managed by BMC. In its capacity as investment manager to the Private Fund, BMC has sole voting and dispositive power over the securities reported.

Barnard is the Chief Executive Officer/Chief Investment Officer of BMC, and the control person of BMC as the managing member of Black Maple Capital Holdings LLC, the general partner of BMC. The securities reported by Barnard on this statement represent: (i) shares beneficially owned by Barnard on behalf of two limited liability companies, Waheela LLC and AFANC LLC, for which Barnard serves as the manager; and (ii) shares beneficially owned by BMC on behalf of the Private Fund (as reported on the BMC cover page). Individually, Waheela holds 1.55% and AFANC holds 2.31% of the outstanding securities of the Issuer reported on this statement, and as manager, Barnard has sole voting and dispositive power over these securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1of Schedule 13G filed June 13, 2023)

https://www.sec.gov/Archives/edgar/data/1771706/000089271223000110/exhibit1.htm

## Signatures
- Barnard Robert James: /s/ Robert J. Barnard, Robert J. Barnard (01/18/2024)
- Black Maple Capital Management LP: /s/ Robert J. Barnard, Robert J. Barnard, Chief Executive Officer (01/18/2024)